Martin Marietta's
Proposed Combination
with Vulcan Materials
December 12, 2011
FILED BY MARTIN MARIETTA MATERIALS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: VULCAN MATERIALS COMPANY
COMMISSION FILE NO. 001-33841
Rock Solid Fundamentals.
Positioned for the Long Term.

The Martin Marietta and Vulcan Materials Combination:
Background to the Proposal

•
Due to the strong industrial logic of a potential combination, Martin
Marietta and Vulcan Materials began discussions in 2002
•
Since these initial discussions, both companies have had periodic conversations, which intensified in early 2010; unfortunately the dialogue has recently broken down
•
We continue to believe this is a very compelling combination that will create significant value for both sets of shareholders – this is what we will discuss with you today
•
As a result, we have decided to involve the stakeholders of both companies so that they can evaluate the strategic and financial merits of a combination
•
We encourage you to review the Form S-4 filed by Martin Marietta today for the full background on the history of the discussions
MARTIN MARIETTA MATERIALS

Martin Marietta’s Strategies for Success

Consistent and disciplined execution of
business fundamentals
+
Leverage best-in-class locations and teams
+
Strong distribution network
+
Disciplined expansion
+
Appropriate organic capital investment
+
Committed to returning value to
shareholders
Our strategic principles
have positioned us for this
compelling combination
MARTIN MARIETTA MATERIALS
•
cost management
•
financial strength and flexibility
•
pricing performance

Compelling Combination of Two Highly Complementary
Businesses

Vulcan Materials
Nova Scotia
Total Reserves
(billions of tons)
Number of Facilities
Total Reserves
(billions of tons)
Number of Facilities
2010 Shipments
(millions of tons)
2010 Net Sales
($mm)
2010 Net Sales
($mm)
2010 Shipments
(millions of tons)
Note 1: As of December 12, 2011.
13.6
1
315
$1,551
130
14.7
317
$2,406
148
Bahamas
Yucatan
Peninsula
Bahamas
WA
NV
UT
WY
CO
NE
KS
OK
TX
MN
IA
MO
AR
WI
IN
OH
WV
VA
NC
SC
TN
MS AL
GA
FL
LA
CA
AZ
TX
LA
AR
MS
AL GA
FL
TN
SC
NC
VA
KY
IL
WI
PA
Yucatan
Peninsula
Bahamas
MD
MD
DE
MARTIN MARIETTA MATERIALS
MARTIN MARIETTA MATERIALS

Combined Company Will Have the Most Extensive
Aggregates Footprint

Combined company has extensive geographic coverage and diversity
States with Martin Marietta locations
States with Vulcan Materials locations
States with both companies’ locations
Locations served by Martin Marietta
WA
NV
UT
WY
CO
NE
KS
OK
TX
MN
IA
MO
AR
WI
IN
OH
WV
MD
VA
NC
SC
TN
MS
AL
GA
FL
PA
KY
IL
LA
NM
AZ
CA
DE
Nova Scotia
Bahamas
Yucatan
Peninsula
OR
ID
MT
SD
ND
VT
NY
NH
RI
ME
NJ
MI
Note 1: Fiscal year 2010 annual shipments measured in millions of short tons and based on publicly available information.  Excludes divestitures.
Note 2: Martin Marietta includes shipments from Nova Scotia and the Bahamas which are primarily used to service the U.S.
Note 3: Vulcan includes shipments from the Yucatán Peninsula and the Bahamas.
Note 4: Heidelberg reports North American aggregates volumes, which includes production sites in western Canada.
Source: Company filings
U.S. aggregates producers
(by shipments) ¹
CT
MA
MARTIN MARIETTA MATERIALS

U.S. Global

Aggregates shipments by tonnage
Creates the #1 Aggregates Company in the U.S. and
Globally
Note: Fiscal year 2010 annual shipments measured in millions of short tons and based on publicly available information.  Excludes divestitures.
Note 1: Vulcan includes shipments from the Yucatán Peninsula and the Bahamas.
Note 2: Martin Marietta includes shipments from Nova Scotia and the Bahamas which are primarily used to service the U.S.
Note 3: Heidelberg reports North American aggregates volumes, which includes production sites in Western Canada.
Source: Company filings
Combination creates the “must own” U.S. heavy building materials stock
MARTIN MARIETTA MATERIALS

Significant Shareholder Value Creation
Estimated
$200 - $250 million
in annual synergies
Meaningful dividend
Balance sheet well-
positioned for
cyclical recovery
and growth
Significant
shareholder
value creation
Efficiencies gained
from size and scale
Continued focus on
operational
excellence
Stronger platform
for long-term growth

MARTIN MARIETTA MATERIALS

31% Value creation
(~$1.3 billion)
58% ownership²
Compelling Industrial Logic Drives Value Creation for All
Shareholders
8
Note 1: Assumes $225 million run-rate synergies at estimated cycle-average EBITDA multiple of 10.0x, less $225 million after-tax costs to achieve. Excludes divestitures.
Note 2: Assumes an exchange ratio of 0.50 Martin Marietta shares per Vulcan Materials common share representing 15% and 18% premiums to the 10 and 30 day average exchange ratios respectively as of December 9, 2011.
Source: Capital IQ, company filings
Capitalized synergy value represents 23% – 29% of
combined current equity value
20% Value creation
(~$0.7 billion)
42% ownership²
($ in billions)
$9.8B
Vulcan Materials
Vulcan Materials
Martin Marietta
Synergies¹
Martin Marietta
MARTIN MARIETTA MATERIALS

Realization of $200 - 250M in Annual Cost Synergies

Improved purchasing efficiencies from greater scale
•
Goods and services
•
Distribution network
Realization of cost synergies creates significant shareholder value
$50 – 60M
$50 – 60M
$100 – 130M
Duplicative operating functions
•
Realigned organizational structure
•
Management, facility, sales force and production overhead
integration
Duplicative SG&A functions
•
Management, facility, corporate overhead and information
technology integration
•
Public company costs
Realization and cost to achieve
•
Synergies expected to be realized over two to three years
•
One-time costs to achieve synergies expected to be equal to one times run-rate synergies
MARTIN MARIETTA MATERIALS

Driven By Demonstrated Cost Management Ability

Annual SG&A as a % of Net Sales
2007 – 2011 YTD Annual SG&A as a % of Net Sales
Martin Marietta:  8.4%
Vulcan Materials:  11.2%
Note 1: Vulcan’s SG&A excludes R&D expense. Please see SG&A reconciliation in appendix.
Source: Company filings
Martin Marietta's consistent cost discipline is expected to generate significant synergies when applied to Vulcan Materials’ cost structure
1
1
MARTIN MARIETTA MATERIALS

MARTIN MARIETTA MATERIALS
Expectation to Pay a Meaningful Dividend
Martin Marietta ($) Vulcan Materials ($)
11
Vulcan
Materials
recently cut
its quarterly
dividend to
$0.01
per share
Vulcan Materials’ shareholders will receive Martin Marietta's $1.60 per share annual dividend which translates to $0.80 per Vulcan Materials share based on proposed exchange ratio
Dividend paid per share
0.86
1.01
1.24
1.49
1.60 1.60 1.60
2005 2006 2007 2008 2009 2010 Q4 11E
Annualized
1.16
1.48
1.84
1.96
1.48
1.00
0.04
1
2005 2006 2007 2008 2009 2010
Q4 11E
Annualized
Note: Q4 2011E represents the expected annualized dividend.
Note 1:  Reflects Vulcan Materials’ October 14, 2011 announcement to cut its quarterly dividend to $0.01.
Source:  Company filings

Balance Sheet Well-Positioned for Cyclical Recovery and
Growth

Note 1: Combined financials exclude fees and expenses associated with proposed combination.
Note 2: Please see reconciliation of EBITDA in the appendix.
Note 3: Assumes annual synergies of $200-250 million, attributable to cost savings related to SG&A, duplicative operating functions, and purchasing economies of scale. Excludes divestitures.
Note 4: Assumes combined company refinances $100 million securitization facility due 2012 and the refinancing of both companies’ credit facilities
Source: Company filings
9/30/2011
($ millions)
Martin
Marietta
Vulcan
Materials
Combined
1
Cash $57 $152 $209
Debt $1,045 $2,821 $3,867
LTM Adj.
EBITDA
$350 $301 $851-$901
3
Total Debt/
LTM Adj.
EBITDA
3.0x 9.4x 4.5x – 4.3x
Net Debt/
LTM Adj.
EBITDA
2.8x 8.9x 4.3x - 4.1x
Our balance sheet will have
Sufficient liquidity
No maintenance-based
covenants
Minimal near-team
maturities
Combined near term
maturity schedule
4
Vulcan Materials debt
2
2
2
$135
$140
2012 2013 2014
$0
MARTIN MARIETTA MATERIALS

The Combination Provides Significant Scale Advantages

Note: As of September 30, 2011 unless otherwise noted.
Note 1: Assumes annual run-rate cost synergies of $200-250 million, attributable to cost savings related to SG&A, duplicative operating functions, and purchasing economies of scale. Excludes divestitures.
Note 2: Tonnages of reserves as of December 31, 2010.
Note 3: Martin Marietta’s facilities as of December 12, 2011.
Note 4: Please see reconciliation of EBITDA in the appendix.
Source: Company filings
Martin
Marietta
Vulcan
Materials
Combined
1
Total Reserves 2
(billions of tons)
13.6 14.7 28.3
Number of Facilities 3 315 317 632
Number of
States Served
29 19 35
LTM Net Sales
($ in millions)
$1,566 $2,378 $3,943
LTM Adj. EBITDA 4
($ in millions)
$350 $301 $851 – $901
MARTIN MARIETTA MATERIALS

Focus on Operational Excellence

Note 1: Martin Marietta's SG&A includes R&D expenses for comparative purposes.
Note 2: Please see EBIT reconciliation in appendix.
Note 3: Net income excludes discontinued operations.
Note 4: Calculated as Net Income over average shareholder’s book value of equity in the period.
Note 5: Comparable S&P returns were 32% over the last ten years.  Total Returns incorporates the stock price appreciation and the value of dividends paid, which are assumed to be reinvested in the stock. As of 12/09/2011.
Source: Company filings; Bloomberg
MARTIN MARIETTA MATERIALS

Provides an Enhanced Platform For Long-Term Growth
U.S. aggregates estimated market share

~15% combined
market share
Note: Market share as of December 31, 2010.
Note 1: Based on U.S. aggregates shipments. Excludes divestitures.
Note 2: Vulcan includes shipments from the Yucatán Peninsula and the Bahamas.
Note 3: Martin Marietta includes shipments from Nova Scotia and the Bahamas which are primarily used to service the U.S.
Note 4: Heidelberg reports North American aggregates volumes, which includes production sites in western Canada.
Source: Company filings, USGS
2
3
4
MARTIN MARIETTA MATERIALS
Vulcan Materials 7%
Martin Marietta 7%
CRH 6%
HeidelbergCement
6%
Lafarge 3%
Cemex 2%
Others 69%
1
Enhanced future growth opportunities in a fragmented market

Key Terms of the Proposed Transaction

MARTIN MARIETTA MATERIALS
Consideration
•
Stock-for-stock, tax free exchange of 0.50 Martin Marietta
shares of common stock for each Vulcan Materials share of
common stock
Premium to Vulcan
Materials’
Shareholders
•
15% and 18% premiums to the average exchange ratio
during the 10 and 30 day periods ended December 9, 2011
Ownership
•
Vulcan Materials shareholders to own 58%; Martin Marietta
shareholders to own 42%
Leadership of
Combined Company
•
Don James as Chairman of Board of Directors
•
Ward Nye as CEO & President
•
Other executives selected from both companies
Other
•
Seeks approval of Vulcan Board of Directors

MARTIN MARIETTA MATERIALS
Martin Marietta’s Steps to Advance Transaction
Delivered a letter today to Vulcan Materials outlining the terms of Martin
Marietta's proposal for a business combination with Vulcan Materials
Commenced an exchange offer for all outstanding Vulcan Materials shares of common stock
Intend to nominate five independent directors at Vulcan Materials’ 2012 annual meeting to serve on Vulcan Materials’ Board
Commenced civil actions earlier today in Delaware Chancery Court and
New Jersey state court
–
seeks to ensure that Vulcan Materials’ shareholders have the opportunity to assess Martin Marietta's proposal

Highlights of the Proposed Transaction
•
Combination creates a U.S.-based company that is the global aggregates leader
–
establishes a “world-class” U.S.-based company
–
significantly increases scale
–
complementary geographic footprint
•
Estimated annual run-rate cost synergies of $200 – $250 million
•
Outstanding combined asset base including 28 billion tons of mineral reserves
•
Combined company has greater growth opportunities than either standalone
•
Creates significant value for both sets of shareholders over both the short and long term

MARTIN MARIETTA MATERIALS

Appendix 19

MARTIN MARIETTA MATERIALS
Martin Marietta EBITDA & EBIT Reconciliation

(dollars in millions) LTM For the Year Ended December 31,
9/30/2011 2010 2009 2008 2007
Net earnings attributable to entity $                      82.3 $                     97.0 $                       5.5 $                    176.3 $                    262.7
Add back:
Interest expense 62.2 68.5 73.5 74.3 60.9
Income tax expense for controlling interests 22.9 29.3 27.4 77.3 116.6
Depreciation, depletion and amortization expense 173.7 179.9 177.7 169.8 150.4
EBITDA $ $ $ $ $
Adjusted for:
Legal settlement - - 11.9 - -
Reversal of excess legal reserve - (5.0) - - -
Nonrecurring reduction in workforce charge - - - 5.4 -
Charge for early retirement benefit 2.8 - - - -
(Gain) loss on sales of assets (4.1) (4.5) 3.0 (12.8) -
Transaction costs 4.1 1.2 2.2 3.6 -
Settlement expense for pension plan 2.8 3.5 - 2.8 0.7
Asset writeoffs - - - 3.3 -
Other nonoperating (income) expense 2.2 0.2 (1.1) 2.0 (7.3)
Pretax gain on discontinued operations (0.4) (0.3) (0.5) (10.1) (3.7)
Income attributable to noncontrolling interests 1.4 1.7 2.8 3.7 0.9
Adjusted EBITDA $ $ $ $ $
Less:
Depreciation, depletion and amortization expense 173.7 179.9 177.7 169.8 150.4
Adjusted EBIT $ $ $ $ $
341.1
374.7 364.1 497.7
590.6
349.9
371.5 382.4
495.6 581.2
176.2
191.6
204.7
325.8 430.8

Vulcan Materials EBITDA & EBIT Reconciliation

(dollars in millions) LTM For the Year Ended December 31,
9/30/2011 2010 2009 2008 2007
Net (loss) earnings (89.9) (96.5) 30.3 0.9 450.9
Add back:
Interest expense 210.0 180.7 173.0 169.7 41.6
Income tax (benefit) expense (72.6) (85.7) (30.1) 70.1 197.2
Depreciation, depletion and amortization expense 366.6 382.1 394.6 389.1 271.5
Goodwill impairment - - - 52.7 -
EBITDA 414.1 80.6 567.8 882.5 961.2
Adjusted for:
Legal settlement - 40.0 - - -
Recovery for legal settlement (46.4) - - - -
Legal expense 3.0 3.0 - - -
Transaction expenses - - - - -
Gain on sales of assets (53.9) (59.3) (27.1) (94.2) (58.7)
Asset writeoffs - 9.2 8.5 10.5 -
Accretion expense for asset retirement obligations (8.3) (8.6) (8.8) (7.1) (5.9)
Other nonoperating (income) expense 1.1 (3.1) (5.3) 4.4 5.3
(Earnings) loss on discontinued operations, net of tax (9.1) (10.0) (19.5) 4.1 19.3
Income attributable to noncontrolling interests - - - - 0.2
Adjusted EBITDA 300.5 51.8 515.6 800.1 921.5
Less:
Depreciation, depletion and amortization expense 66.6 82.1 394.6 89.1 271.5
Adjusted EBIT (66.1) (30.3) 121.0 411.0 650.0
$
$
$
$
$
$ $
$
$ $ $
$ $
$ $
MARTIN MARIETTA MATERIALS

MARTIN MARIETTA MATERIALS
Vulcan Materials SG&A Reconciliation

Note: Vulcan Materials does not provide interim disclosures of R&D in quarterly financial statements.  Vulcan Materials LTM and YTD 2011 SG&A amounts are based on the annual averages over the last five years.
(dollars in millions) For the Year Ended December 31, YTD LTM
2010 2009 2008 2007 9/30/2011 9/30/2011
SG&A, as reported $       327.5 $          321.6 $       342.6 $        289.6 $                   221.3 $                 301.4
R&D expense, as disclosed in notes to financials 1.6 1.5 1.5 1.6 1.2 1.6
Adjusted SG&A $       326.0 $          320.1 $       341.0 $        288.0 $
220.1
$                 299.8
Net Sales $    2,405.9 $       2,543.7 $    3,453.1 $     3,090.1 $               1,828.7 $             2,377.6
Adjusted SG&A as Percentage of Net Sales 13.5% 12.6% 9.9% 9.3% 12.0% 12.6%

Forward-Looking Statements

This presentation may include "forward-looking statements." Statements that include words such as "anticipate," "expect," "should be," "believe," "will," and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this presentation, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta's control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan Materials include, but are not limited to: Vulcan Materials’ willingness to accept
Martin Marietta's proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta's ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan Materials shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta's ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin
Marietta's ability to promptly and effectively integrate the businesses of Vulcan Materials and Martin Marietta; a downgrade of the credit rating of Vulcan Materials’
indebtedness, which could give rise to an obligation to redeem Vulcan Materials’ existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan Materials, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta's existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan Materials’ employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures;
levels of construction spending in the markets that Martin Marietta and Vulcan Materials serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and
Vulcan Materials; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta's and Vulcan Materials' long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta's dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta's leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta's and/or Vulcan Materials' tax rate; violation of Martin Marietta's debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta's or Vulcan Materials’ indebtedness;
downward pressure on Martin Marietta's or Vulcan Materials' common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans;
the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan
Materials) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta's and Vulcan Materials’ filings with the SEC.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan Materials filed with the Securities and Exchange Commission.  Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.  Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
MARTIN MARIETTA MATERIALS

Important Additional Information

This presentation relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan Materials for 0.500 shares of Martin Marietta common stock.  This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan Materials common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “ Registration Statement ” ) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC.  The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.  Investors and security holders are urged to read the
Exchange Offer Documents and all other relevant documents that Martin Marietta has filed or may file with the SEC if and when they become available because they contain or will contain important information.
Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan
Materials Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan Materials shareholders (the “Vulcan Materials Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders
(the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin
Marietta Meeting Proxy Statement”). Investors and security holders are urged to read the Vulcan Materials Meeting Proxy Statement and the Martin Marietta
Meeting Proxy Statement and other relevant materials if and when they become available because they will contain important information.
All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877)
757-5404 (banks and brokers may call (800) 662-5200).
Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan Materials’ Board of Directors may be deemed participants in any solicitation of proxies from Vulcan Materials shareholders for the Vulcan Materials Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the
Martin Marietta Meeting or any adjournment or postponement thereof.  Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement.  Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Materials Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or
other relevant solicitation materials that Martin Marietta may file with the SEC in connection the foregoing matters, as applicable.
Martin Marietta anticipates that some divestitures may be required in connection with the regulatory approval process.  The financials shown in this presentation reflect the combined operations of Martin Marietta and Vulcan Materials, but do not reflect the impact of any divestitures that may be necessary.
MARTIN MARIETTA MATERIALS